Filed Pursuant to Rule 433

Registration No. 333-221073

November 7, 2018

Pricing Term Sheet

FINAL PRICING TERMS OF THE REPUBLIC OF TURKEY

EUR 1,500,000,000 5.200% NOTES DUE FEBRUARY 16, 2026

ISSUER:	The Republic of Turkey

SECURITIES:	5.200% Notes due February 16, 2026

PRICING DATE:	November 7, 2018

ISSUE FORMAT:	Global (SEC Registered)

ISSUE SIZE:	EUR 1,500,000,000

EXPECTED RATINGS OF THE NOTES*:	Ba3 negative (Moody’s) / BB negative (Fitch)

PRICE TO PUBLIC:	99.730%

TOTAL FEES:	EUR 1,050,000 (0.07%)

NET PROCEEDS TO ISSUER:	EUR 1,494,900,000

YIELD TO MATURITY:	5.250% per annum

COUPON:	5.200% per annum, payable annually on an Actual/Actual day count basis

MATURITY DATE:	February 16, 2026

SPREAD TO MID-SWAP:	+456.4 bps

RELEVANT MID-SWAP RATE:	Interpolation between 7-year and 8-year EUR Mid-swap rates (0.686%)

SPREAD TO BENCHMARK:	+511.5 bps

BENCHMARK BOND:	DBR 0.500% due February 2026

BENCHMARK YIELD:	0.135%

DENOMINATIONS:	EUR100,000/ EUR1,000

INTEREST PAYMENT DATES:	Annual in arrears on February 16 in each year and ending on the maturity date; first interest payment date on February 16, 2019

XS ISIN / COMMON CODE:	XS1909184753 / 190918475

EXPECTED LISTING:	Luxembourg Stock Exchange (Regulated Market)

LEAD-MANAGERS/BOOKRUNNERS:	BNP Paribas HSBC Bank plc ING Bank N.V.

SETTLEMENT DATE:	Expected, November 14, 2018 through the book-entry facilities of Euroclear Bank S.A./N.V. or Clearstream Banking Luxembourg, S.A.

MANUFACTURER TARGET MARKET	Professional clients, eligible counterparties and retail clients (subject to any applicable selling restrictions) (all distribution channels)

*	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

This communication is intended for the sole use of the person to whom it is provided by us.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus, any prospectus supplement or free writing prospectus for this offering if you request it by calling BNP Paribas at +1-800-854-5674 (toll-free), HSBC Bank plc at +1-866-811-8049 (toll free) and ING Bank N.V. at +31-205-013-104 and +32-2-557-1591

The preliminary prospectus supplement relating to the notes is available under the following link:

https://www.sec.gov/Archives/edgar/data/869687/000119312518320315/d649453d424b5.htm

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